#

ORKO SILVER CORPORATION

June 01, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

WASHINGTON, D.C. 20549

Re:

ORKO SILVER CORPORATION

REGISTRATION STATEMENT ON FORM 20-F

FILED APRIL 21. 2006

FILE NO. 0-51923

CIK NO. 0001357408

In March, 2006, the Company, acting under its previous name, “ORKO GOLD CORPORATION”, applied for and was granted access to EDGAR and a CIK number from the SEC. On April 10, 2006, the Company received confirmation from the Registrar of Companies for the Province of British Columbia, Canada, that its request for a name change was granted, such that the Company’s registered name became “ORKO SILVER CORPORATION” effective that date.

On April 21, 2006, the Company filed its initial registration statement on FORM 20-F under its previous name, consistent with the initial application to the SEC, with the intent of reflecting the name change after acceptance of the filing had been received by the SEC.

The Company hereby requests that its above-noted registration statement filed under its previously registered corporate name, ORKO GOLD CORPORATION, be withdrawn effective immediately, and confirms that it will refile an amended registration statement shortly, which will reflect the name change.

 Yours truly

ORKO SILVER CORPORATION

Per:

Ross Wilmot, CFO

2610-1066 West Hastings Street, Vancouver, B.C. Canada   V6E 3X2

Tel. :  604-684-4691

Fax:  604-684-4601